Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Effective Amendment No. 2 to Registration Statement No. 333-157049 on Form S-1 of our report dated February 18, 2010, relating to the financial statements of Energy Future Competitive Holdings Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Energy Future Competitive Holdings Company as a wholly-owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007), appearing in the Annual Report on Form 10-K of Energy Future Competitive Holdings Company for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 23, 2010